VOZROZHDENIE
BANK

File № 82-4257

RECEIVED

2008 AUG 11 A 10:21

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru / www.vbank.ru

[redacted]

22.07.2008
1108/10552

08004222

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

PROCESSED
AUG 13 2008
THOMSON REUTERS

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

dw 8/11

Information that can materially affect the price of joint-stock company's securities

Information of change in percentage of shares held by the persons being members of the Board of Directors (Supervisory Council), members of collective executive body of the joint-stock company as well as by the person taking position (exercising functions) of the single executive body of the joint-stock company, including managing organization or general manager, in the authorized capital of the joint-stock company, as well as in the authorized capital of subsidiaries and dependent companies thereof, and / or change in percentage of ordinary shares held by the said persons in the joint-stock company, subsidiaries and dependent companies thereof

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Name, surname, patronymic and position of the person:
Margania Otar Leontievich, member of Board of Directors of Bank Vozrozhdenie.
2.2. Full corporate name and the legal address of the company, in which authorized capital the person's share has been changed:
Bank Vozrozhdenie
Location: 7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000
2.3. The share of the person in the authorized capital of the issuer before change and the portion of the person in the total number of ordinary shares before change:

— Share in the authorized capital of the issuer: 1.17%;
— Portion of the total number of ordinary shares: 1.23%.

2.4. The share of the person in the authorized capital of the issuer after change and the portion of the person in the total number of ordinary shares after change:

— Share in the authorized capital of the issuer: 1.26%;
— Portion of the total number of ordinary shares: 1.33%.

2.5. The date when joint-stock company learned about the change of the portion of joint-stock company's shares owned by the person:
04 July 2008

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A.V. Dolgopolov
3.2. July 04, 2008	Stamp	

Information that can materially affect the price of joint-stock company's securities

Information of change in percentage of shares held by the persons being members of the Board of Directors (Supervisory Council), members of collective executive body of the joint-stock company as well as by the person taking position (exercising functions) of the single executive body of the joint-stock company, including managing organization or general manager, in the authorized capital of the joint-stock company, as well as in the authorized capital of subsidiaries and dependent companies thereof, and / or change in percentage of ordinary shares held by the said persons in the joint-stock company, subsidiaries and dependent companies thereof

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Name, surname, patronymic and position of the person:
Dolgopolov Alexander Vitalievich, Member of Board, Deputy Chairman, member of Board of Directors of Bank Vozrozhdenie.
2.2. Full corporate name and the legal address of the company, in which authorized capital the person's share has been changed:
Bank Vozrozhdenie
Location: 7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000
2.3. The share of the person in the authorized capital of the issuer before change and the portion of the person in the total number of ordinary shares before change:

- — Share in the authorized capital of the issuer: 0.45%;
- — Portion of the total number of ordinary shares: 0.47%.

2.4. The share of the person in the authorized capital of the issuer after change and the portion of the person in the total number of ordinary shares after change:

- — Share in the authorized capital of the issuer: 0.36%;
- — Portion of the total number of ordinary shares: 0.37%.

2.5. The date when joint-stock company learned about the change of the portion of joint-stock company's shares owned by the person:
04 July 2008

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A.V. Dolgopolov
3.2. July 04, 2008	Stamp	

Events resulted in one-time increase of assets for more than 10%

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Event (events) resulted in one-time increase of assets of the issuer for more than 10% :
Main factors caused the increase of book cost of assets: placement of deposit in the Central Bank of Russian Federation, acquisition of the Central Bank bonds and other promissory notes, increase of corporate and retail credit portfolio volume.
2.2. Date of the event (events) that resulted assets growth for more than 10% (date of the financial report issue for the 2nd quarter 2008): 04.07.2008.
2.3. Assets for the reporting period preceding the reporting period when the relevant fact has happened:
Assets by the end of 1st quarter 2008 (31.03.2008 r.) amounted to 190 182 919 thousand rub.
2.4. Assets for the reporting period when the relevant fact has happened:
Assets by the end of 2nd quarter 2008 (30.06.2008) amounted to 223 531 299 thousand rub.
2.5. Absolute and percentage change of assets:
Assets grew by 33 348 380 thousand rub. (17.5%).

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A.V. Dolgopolov
3.2. July 04, 2008	Stamp	
3.3. Chief Accountant of Bank Vozrozhdenie	(signature)	A.A. Novikova
3.4. July 04, 2008	Stamp	

Change in the list of subsidiaries

Information about acquiring by the joint-stock company of percentage of participation in the share capital (pie fund) of another commercial institution totaling not less than 5 %, or percentage of ordinary shares of another joint-stock company making not less than 5%, as well as about changes in such portion, if it becomes more or less than 5, 10, 15, 20, 25, 30, 50 and 75%

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Full corporate name, location of the commercial institution, which share in the authorized capital (ordinary shares) has been purchased by the joint-stock company or in which the above share of the joint-stock company changed:
Closed Joint Stock Company «Bank of International Trade and Investments»
Republic of Belarus, 220050, Minsk, 12 Sovetskaya str.
2.2. Percentage of participation of the joint-stock company in the share capital of the above institution before alteration, and if such institution is a joint-stock company – also percentage of this joint-stock company's ordinary shares being in its possession before alteration:
percentage of ordinary shares 6,41%.
2.3. Percentage of participation of the joint-stock company in the share capital of the above institution after alteration, and if such institution is a joint-stock company - also percentage of this joint-stock company's ordinary shares being in its possession after alteration: 0%.
2.4. Date, when percentage of participation of the joint-stock company in the share capital of the above institution changed: 10.07.2008 г.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A.V. Dolgopolov
3.2. July 10, 2008	Stamp	

Annual General Meeting Resolutions

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Kind of general meeting (annual, extraordinary).
Annual.
2.2. Form of held general meeting.
Meeting (joint presence of shareholders with preliminary ballots forwarded before the annual general meeting).
2.3. Date and place of held general meeting.
June 27, 2008.
7/4, Luchnikov pereulok, building 1, Moscow
2.4. Quorum of general meeting.
Number of votes held by shareholders taking part in the general meeting 18 846 270 votes, or 79,36% in total number of voting shares of Bank Vozrozhdenie.
2.5. Matters put to vote and results of voting.
1. Approval of annual statement, approval of annual financial accounts, profit and loss account for 2007, distribution of profit, payment (declaration) of dividends on the results of the financial year:
Voting results: «in favour» — 18 840 620, «against» — 572, «abstained» — 3 894
2. Approval of the Bank Vozrozhdenie Board of Directors Report.
Voting results: «in favour» — 18 787 008, « against » — 264, « abstained » — 57 814
3. Approval of the Alterations to the Articles of Association of Bank Vozrozhdenie.
Voting results: « in favour » — 18 771 736, «against» — 6 484, « abstained » — 64 666
4. Approval of the new edition of the Regulation on General Meeting of shareholders of Bank Vozrozhdenie.
Voting results: « in favour » — 18 767 788, «against» — 7 916, « abstained » — 69 382
5. Approval of the new edition of the Regulations on the Board of Directors of Bank Vozrozhdenie.
Voting results: « in favour » — 18 775 452, «against» — 264, « abstained » — 69 370
6. Approval of the new edition of the Regulation on executive bodies of Bank Vozrozhdenie.
Voting results: « in favour » — 18 775 460, «against» — 264, « abstained » — 69 362
7. Approval of the new edition of the Regulation on Audit Commission of Bank Vozrozhdenie.
Voting results: « in favour » — 18 778 816, «against» — 264, « abstained » — 65 966
8. Approval of the Regulations on remunerations and fees paid to the Members of the Banks Vozrozhdenie Board of Directors.
Voting results: « in favour » — 18 777 118, «against» — 360, « abstained » — 67 524
9. Approval of related-party transactions to be made on standard terms between Bank Vozrozhdenie and interested persons within the period till the next General Meeting of shareholders and related to usual economical activity.
Voting results: « in favour » — 18 708 502, «against» — 264, « abstained » — 59 472
10. Election of the Board of Directors.
Results of cumulative voting (number of votes in favour of nominated candidate):
Mr. Yuriy Mikhailovich Marinichev – 17 553 542
Mr. Dmitriy Lvovich Orlov – 17 933 424
Mr. Willumstad Robert Bruce – 19 885 350
Ms. Lyudmila Antonovna Goncharova – 17 536 698
Mr. Alexander Vitalievich Dolgopolov – 17 713 185
Mr. Valery Petrovich Zhigulich – 19 877 128
Mr. Alexander Nikolaevich Zhizhaev – 19 900 768
Mr. Nikolai Stepanovich Zatsepin – 17 437 703
Mr. Otar Leontievich Marganiya – 17 414 107
Mr. Nikita Sergeevich Mikhalkov – 17 274 071
Mr. Vladimir Georgievich Panskov – 17 296 860
Mr. Yury Vladimirovich Poletaev – 19 716 808
against all candidates – 2 928
abstained for all candidates – 794 208
11. Approval of the number of members in Bank Vozrozhdenie Audit Commission .
Voting results: «in favour» — 18 786 962, «against» — 20, «abstained» — 57 600

12. Election of members of the Bank Vozrozhdenie Audit Commission.
Mr. Afonin Viktor Anatolievich
Voting results: «in favour» — 10 190 269, «against» — 344, «abstained» - 57 304
Ms. Lapinskaya Tamara Nikolaevna
Voting results: «in favour» — 10 190 881, «against» — 988, «abstained» — 57 304
Ms. Markina Svetlana Alekseevna
Voting results: «in favour» — 10 189 733, «against» — 988, «abstained» — 57 304
Ms. Abramova Elena Vjacheslavovna
Voting results: «in favour» — 10 190 237, «against» — 244, «abstained» — 57 344
The decision is made by the majority of shareholders having the right to take part in voting on these questions.
13. Approval of the Bank Vozrozhdenie Auditor.
Voting results: «in favour» — 18 786 216, «against» — 504, «abstained» — 59 550
2.6. Resolutions adopted by General Meeting.
On the first matter in the agenda:
1.1. To approve the annual statement of Bank Vozrozhdenie for 2007.
1.2. To approve the annual financial report, income statement of Bank Vozrozhdenie for 2007.
1.3. To approve the following distribution of profit of Bank Vozrozhdenie for 2007. (rub.):
Profit of the Bank as of the January 1, 2008
Without taking into account subsequent events 2 738 879 127, 65
Balance of operations related to subsequent events In 2007
(according to Bank of Russia regulations dated 26.03.2007 № 302-П) 1 241 273 521,41
Profit in 2007 after subsequent events 1 497 605 606,24
Profit to be distributed:
VAT (including tax on profit from securities) 656 626 274,19
Net income to be distributed 840 979 332,05
Dividends to be paid, including. 14 463 357,00
— for ordinary shares 11 874 347,00
— for preferred shares 9 010,00
fund for accumulation 816 515 975,05
fund of the Chairman of the Management Board 10 000 000,00
1.4. To approve the following rate of dividend per share:
— For ordinary non-documentary registered shares with the face value of 10 rubles each — 5 % of the face value, or 00 rub. 50 kopecks per share;
— For preferential non-documentary registered shares with fixed rate of dividends and nominal value of 10 rubles each — 20 % of the face value, or 2rub 00 kopecks per share.
1.5. Shareholders included in the register of shareholders of Bank Vozrozhdenie on May 12, 2008 (as of the end of the trading day) have the right to receive the annual dividends.
1.6. To provide non-cash payment of dividends from 19th of August to 26th of August 2008 in accordance with the bank requisites specified in the system of the register of shareholders of Bank Vozrozhdenie, if there are no such bank requisites, to provide cash payment of dividends to individual shareholders of Bank Vozrozhdenie through the Bank offices from August 19, 2008.
On the second matter of the agenda:
2.1. To accept the report of Bank Vozrozhdenie Board of Directors.
2.2. To recognize the work of the Board of Directors of Bank Vozrozhdenie as positive.
On the third matter of the agenda:
3.1. To approve Alterations № 6 to the Bank Vozrozhdenie articles of association.
3.2. To give the Chairman of the Board of Directors of Bank Vozrozhdenie the right to sign the application for registration of Alterations № 6 to the Articles of Association of Bank Vozrozhdenie.
On the forth matter of the agenda:
To approve the new edition of the Regulation on General Meeting of shareholders of Bank Vozrozhdenie.
On the fifth matter of the agenda:
To approve the new edition of the Regulations on the Board of Directors of Bank Vozrozhdenie.
On the sixth matter of the agenda:
To approve the new edition of the Regulation on executive bodies of Bank Vozrozhdenie.
On the seventh matter of the agenda:
To approve the new edition of the Regulation on Audit Commission of Bank Vozrozhdenie.
On the eighth matter of the agenda:
To approve the Regulations on remunerations and fees paid to the Members of the Bank Vozrozhdenie Board of Directors.
On the ninth matter of the agenda:
9.1. To approve the transactions of Bank Vozrozhdenie which may be executed on standard terms within the period till the next General Meeting of shareholders in the course of ordinary business of the Bank in accordance with the banking license and operations which are recognized by the Russian Law as related-party transactions executed between interested persons (individuals and legal entities) recognized as such in accordance with the Law of the Russian Federation.
9.2. To determine the maximum price for transactions of each kind for each of the interested persons shall not exceed 5 850 000 000 (five billions eight hundred fifty millions).
9.3. To determine the maximum amount of each transaction with persons recognized as interested and bearing credit risk shall not exceed 2 000 000 000 (two billions) rubles. At the same time the maximum amount of the few related transactions with each of interested persons can not exceed 4 000 000 000 (four billion) rubles.
9.4. To define that the material terms of the related-party transactions to be executed within the limits, which are fixed by the general meeting of shareholders, should not materially differ from the terms of similar transactions with

uninterested persons.
On the tenth matter of the agenda:
To elect the Board of Directors of a suggested candidates :
1. Mr. Yuriy Mikhailovich Marinichev
2. Mr. Dmitriy Lvovich Orlov
3. Mr. Willumstad Robert Bruce
4. Ms. Lyudmila Antonovna Goncharova
5. Mr. Alexander Vitalievich Dolgopolov
6. Mr. Valery Petrovich Zhigulich
7. Mr. Alexander Nikolaevich Zhizhaev
8. Mr. Nikolai Stepanovich Zatsepin
9. Mr. Otar Leontievich Marganiya
10. Mr. Nikita Sergeevich Mikhalkov
11. Mr. Vladimir Georgievich Panskov
12. Mr. Yury Vladimirovich Poletaev
On the eleventh matter of the agenda:
To approve that the Bank Vozrozhdenie Audit Commission consist of 4 persons.
On the twelve matter of the agenda:
To elect the Audit Commission candidates:
1. Mr. Viktor Anatolievich Afonin;
2. Ms. Tamara Nikolaevna Lapinskaja;
3. Ms. Svetlana Alekseevna Markina;
4. Elena Vjacheslavovna Abramova
On the thirteenth matter of the agenda:
To approve PricewaterhouseCoopers Audit (Closed Joint-Stock Company) as the official external auditor of the Bank Vozrozhdenie.
2.7. Date of drawing up the Minutes:
July 11, 2008.
Decisions taken by the Bank Vozrozhdenie General meeting of Shareholders as well as the voting results according to the agenda were proclaimed at the General Meeting of Shareholders.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A.V. Dolgopolov
3.2. July 11, 2008	Stamp	

Information on income accrued and (or) paid on securities of the Issuer

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Kind, category (type), series and other identification requisites of securities.
Ordinary non-documentary registered shares;
Preferential non-documentary registered shares with fixed rate of dividends.
2.2. State registration number of issue (additional issue) of securities and date of state registration (identification number of issue (additional issue) of securities and the date when it was given in case this kind of issue under the Russian Federal Law of Stock Exchange Market shall not be state registered).
№ 10101439B dated 12 April 1991;
№ 20201439B dated 06 March 2002.
2.3. Name of registration authority providing state registration for issue (additional issue) of securities (name of authority providing identification number of issue (additional issue) of securities in case this kind of issue under the Russian Federal Law of Stock Exchange Market shall not be state registered).
Central Bank of Russian Federation
2.4. Governing body of the issuer adopting resolution for payment (declaration) of share dividends.
General Meeting of shareholders of Bank Vozrozhdenie.
2.5. Date of adopting resolution for payment (declaration) of share dividends.
June, 27 2008.
2.6. Date of drawing up the Minutes of competent governing body of the issuer adopting resolution for payment (declaration) of share dividends.
11 July 2008.
2.7. Total amount of share dividends of certain category (type) and rate of dividends per share of certain category (type).
O Total amount of dividends accrued on:
— ordinary non-documentary registered shares – 11 874 347.00 (eleven millions eight hundred seventy four thousands three hundred forty seven) rubles;
— preferential non-documentary registered shares with fixed rate of dividends – 2 589 010,00 (two millions five hundred eighty nine thousand ten) rubles.
Rate of dividends accrued:
— per ordinary non-documentary registered share with face value of 10 (ten) rubles – 50 (fifty) kopecks;
— per preferential non-documentary registered shares with fixed rate of dividends with face value of 10 (ten) rubles – 2 (two) rubles.
2.8. Form of income paid on securities of the issuer (money or other property).
For legal entities — non-cash money payment in rubles of Russian Federation; for individuals — cash or non-cash money payment in rubles of Russian Federation.
2.9. Deadline date of obligation for payment of income on securities of the issuer (share dividends, income (interests, nominal value) of bonds; or end of fixed term for income payment obligation by the issuer.
Non-cash payment of dividends will be provided from 19th of August to26th of August 2008 in accordance with bank requisites specified in system of register of shareholders of Bank Vozrozhdenie; if there are no such bank requisites, cash payment of dividends will be made to individual shareholders through the Bank offices from August 19, 2008.
2.10. Total amount of dividends on shares of certain category (type); total amount of interests and other income paid on bonds of certain category (type).
0 (zero) rubles.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A.V. Dolgopolov
3.2. July 11, 2008	Stamp	

END